Registration No. 333-99675

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN TECHNOLOGY CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	87-0361799
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

13114 Evening Creek Drive South
San Diego, California 92128
(858) 679-2114
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Elwood G. Norris
Chief Executive Officer
AMERICAN TECHNOLOGY CORPORATION
13114 Evening Creek Drive South
San Diego, California 92128
(858) 679-2114
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John D. Tishler, Esq.
Stephen R. LaSala, Esq.
Procopio, Cory, Hargreaves & Savitch LLP
530 B Street, Suite 2100
San Diego, CA 92101
(619) 238-1900

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $.00001 par value	4,419,630	(1)	$18,413,138.40	$1,694.01

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. Calculation of this price per share and aggregate offering price are based upon the average of the high and low sales price of American Technology Corporation’s common stock as reported on the NASDAQ SmallCap Market on September 11, 2002 for the shares included in the initial filing of this Registration Statement, and on December 31, 2002, for the additional shares included in this Amendment. This results in a proposed maximum offering price per share of $4.18 for the 4,373,130 shares included in the initial Registration Statement, and $2.87 for the 46,500 additional shares included in this Amendment. It is not known how many shares will be purchased under this registration statement or at what price such shares will be purchased.

(2)	$1,681.73 of the Registration Fee was previously paid. $12.28 is paid herewith.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2003

PROSPECTUS

4,419,630 SHARES

AMERICAN TECHNOLOGY CORPORATION

COMMON STOCK

We are registering 4,419,630 shares of our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed in the NASDAQ SmallCap Market under the symbol “ATCO.” The closing sale price of our common stock, as reported on the NASDAQ SmallCap Market on December 31, 2002, was $2.87 per share.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January     , 2003.

THE COMPANY

We are a consumer electronics company that develops, markets and licenses proprietary sound reproduction and other electronic technologies. Our primary marketing focus is on licensing five of our proprietary sound reproduction technologies and providing components based on these technologies to customers. These technologies are:

•	HSS®, HyperSonic® Sound Technology

•	NeoPlanar™ Technology

•	PureBass™, Woofer Technology

•	High Intensity Directional Acoustics

We also market a line of portable consumer electronic products under our own label, but we expect a major portion of future revenues will be derived from our sound technologies. We operate in one business segment, electronic products.

HyperSonic Sound (“HSS”) technology is a new method of sound reproduction. Sound is generated in an air column using ultrasonic frequencies, those above the normal range of hearing. Our proprietary electronic process generates an ultrasonic beam to interact in mid-air producing wide spectrum audio along the beam. The sound beam has a very high degree of directionality and maintains sound volume over longer distances than traditional methods of sound reproduction. We believe HyperSonic Sound has unique features useful in new sound applications. We are currently shipping production HSS units to customers worldwide for evaluation in markets including retailing, point-of-purchase displays, museums, trade shows booths, law enforcement, television, expositions, transportation, government, and military.

NeoPlanar technology is a thin film magnetic speaker that can be produced as thin as  1/8". We believe the novel films and magnetic materials employed results in superior sound quality, reduced distortion and greater sound volume for a given size than traditional planar (flat or thin) magnetic speaker devices. Our NeoPlanar speaker technology is targeted at the automotive, multimedia, home, professional and marine speaker markets. We have licensed this technology on a nonexclusive basis to Harman International Industries Incorporated for the automotive market and have produced and sold NeoPlanar speaker components for installation in outside entertainment, luxury yacht and military ship applications.

Our PureBass extended range woofer was designed to complement our high performance NeoPlanar technology as well as other loudspeakers including those used in professional and consumer applications. PureBass employs unique cabinet construction and vent configurations along with multiple acoustic filters, which we believe produces improved performance. We believe PureBass minimizes distortion, provides high output for its size, and results in lower system costs when compared to conventional woofer systems. It provides a high frequency interface with upper range satellite speaker systems. We are marketing this technology as a complement to our NeoPlanar and other flat speaker technologies. We have licensed this technology on a nonexclusive basis to Amtec Manufacturing Incorporated which has produced consumer woofer products incorporating PureBass technology.

Our High Intensity Directional Acoustics (“HIDA”) technology is based in part on our HSS technology but is subject to additional pending patents and distinct marketing efforts. HIDA employs proprietary techniques to produce variable intensity directional acoustical sound intended for use primarily as a nonlethal weapon. HIDA also has potential applications in long-range delivery of directional sound information, effectively a supercharged megaphone. The Company’s HIDA technology has been developed in part from sponsored research and development fees obtained from Bath Iron Works, a General Dynamics company. HIDA technology based scaleable weapons have been successfully prototyped and demonstrated to various military, government and commercial parties.

Our objective is to be a leader in developing, marketing and licensing innovative sound reproduction technologies that address large and expanding domestic and international consumer and commercial electronics markets. We seek to have our sound technologies become important alternatives to conventional loudspeakers in target market segments and to open new sound applications in market segments not currently served by conventional sound devices. We believe it is becoming increasingly difficult for manufacturers to differentiate their sound reproduction products to offer consumers new choices. We also believe the rapid emergence of flat panel computer and television monitors and the large computer multimedia market provide growing opportunities for our products. We believe that the majority of our future revenues will be generated from our sound technologies.

We have an innovative engineering and development team of 15 persons. Each of our five sound technologies is the subject of issued or pending patents and as of the date of this prospectus we had 20 U.S. patents issued with 26 pending U.S. patents and others in various stages of preparation or filing. We also have multiple foreign patents issued or pending. We invest significant resources in our intellectual property and consider it to be a significant asset of our company. We have also developed and own other technologies in various stages of development. Our strategy is to focus on exploiting our sound reproduction technologies and to license or sell other technologies incubated by our development team.

The number of shares included in this prospectus is approximately 31% of our common shares outstanding on December 31, 2002. The number of common shares outstanding does not include 4,369,630 of the shares included in this prospectus.

Our shares trade through the NASDAQ SmallCap Market under the symbol “ATCO.” Our address is 13114 Evening Creek Drive South, San Diego, California, and our telephone number is 858-679-2114. Our Internet site is located at www.atcsd.com. The information found on our Web site is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 1,630,380 shares of common stock offered hereby are only issuable upon the exercise of stock purchase warrants by the selling stockholders. Upon exercise of the stock purchase warrants the Company could receive cash proceeds of up to approximately $5.7 million. There can be no assurance any of these warrants will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that the Company will receive any proceeds from the stock purchase warrants.

RISK FACTORS

An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

We have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability. Our independent auditors have raised substantial doubt about our ability to continue as a going concern.

We have incurred significant operating losses and anticipate continued losses in fiscal 2003. At September 30, 2002 we had an accumulated deficit of $27,921,241. Due to our net losses and our need for additional capital to sustain operations, our independent auditors have noted in their report on our financial statements a substantial doubt about our ability to continue as a going concern. We need to generate additional revenue to be profitable in future periods. Failure to achieve profitability, or maintain profitability if achieved, may cause our stock price to decline.

We will need additional capital to support our operations during the next twelve months. If additional capital is not available, we may have to curtail or cease operations.

Our current plans indicate we will need to raise at least $2.0 million in additional capital to support our planned level of operations for the next twelve months. Due to our need for additional capital and our net losses to date, our independent auditors have noted in their report on our financial statements a substantial doubt about our ability to continue as a going concern. A portion of these funds may be generated from operations from licensing and HSS product sales. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

•	the extent to which we receive royalties from existing license agreements for our sound technologies;

•	our success in entering into new licensing arrangements for our sound technologies;

•	our success in producing and selling HSS and NeoPlanar products to customers;

•	our progress with research and development; and

•	the costs and timing of obtaining new patent rights.

When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our research and development efforts, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock or securities convertible into common stock, the ownership interest of our stockholders will be diluted.

We have substantial debt which adversely affects us.

We have a substantial amount of debt, including the following as of December 31, 2002:

•	$1.5 million in senior secured promissory notes due December 31, 2003.

•	$2.025 million in convertible subordinated promissory notes due December 31, 2003.

The substantial amount of our indebtedness impacts us in a number of ways:

We have to dedicate a portion of cash flow from operations to interest payments on the senior secured promissory notes, which reduces funds available for other purposes.

•	We may not have sufficient funds to pay quarterly interest payments on the senior secured promissory notes, which could lead to a default.

•	The existing debt may make it difficult for us to obtain additional financing for working capital or other purposes.

•	If we default on the senior secured promissory notes, the holders could take control of all of our accounts receivable, equipment, goods, instruments and inventory.

These factors generally place us at a disadvantage to our less leveraged competitors. Any or all of these factors could cause our stock price to decline.

We may not have sufficient funds to pay the $4.19 million balance on promissory notes due December 31, 2003.

We have issued convertible subordinated promissory notes in the aggregate face amount of $2.025 million, and senior secured promissory notes in the aggregate face amount of $1.5 million. All of these notes mature on December 31, 2003, and if they are not sooner paid or, in the case of the convertible notes, converted, we will owe $4,192,560 million in principal and accrued interest on that date.

We have a right to force conversion of the amounts due under the convertible subordinated promissory notes to common shares at conversion price of $2.00 per share, but we can exercise that right only if our stock price exceeds $5.00 per share for five trading days in a row, and we have on file with the SEC an effective registration statement for the resale of such shares. The convertible note holders may voluntarily convert the notes to common shares at a conversion price of $2.00 per share any time before payment, but they are not obligated to do so unless the conditions for mandatory conversion are met. If our stock price is below $2.00 per share at December 31, 2003, it is unlikely any remaining holders will elect to convert, and the notes will be due and payable unless they are renegotiated. Even if our stock price exceeds $2.00 per share on that date or before, some or all of the holders may not elect to convert their notes. During the last 30 trading days, the closing sale price of our common shares has ranged from $3.00 to $4.75.

We may not have sufficient funds available to make the required maturity payments. If we do not have sufficient funds, one or more note holders could declare its note in default. The senior secured promissory notes are secured by our accounts receivable, equipment, goods, instruments and inventory. If we default on the payment of such notes, the holders will have the right to take control of all of the assets which secure the notes.

Although the convertible subordinated notes are unsecured, those note holders could obtain a judgment and enforce that judgment by taking control of some or all of our assets. Upon default, note holders could also commence involuntary bankruptcy proceedings, which could significantly impair our business and the value of your stock. Even if we do have sufficient funds to pay those notes at maturity, such payments could impair our ability to meet other critical operating expenses, and could require us to scale back our research and development efforts, sell or license some or all of our technology or assets or curtail or cease operations.

We are an early stage company introducing new technologies. If commercially successful products do not result from our efforts, we may be unprofitable or forced to cease operations.

Our HSS, NeoPlanar, PureBass and HIDA technologies have only recently been introduced to market and are still being improved. Commercially viable sound technology systems may not be successfully and timely produced by OEMs due to the inherent risks of technology development, new product introduction, limitations on financing, competition, obsolescence, loss of key technical personnel and other factors. Our revenues from our sound technology have been limited to date, and we cannot guarantee significant revenues in the future. The development and introduction of our sound technology has taken longer than anticipated by management and could be subject to additional delays. Products employing our sound technology may not achieve market acceptance. Our various sound projects are high risk in nature, and unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or result in a determination that further exploitation is unfeasible. If we do not successfully exploit our technology, our financial condition and results of operations and business prospects would be adversely affected.

Our portable consumer products have been the primary source of our historical revenues. You cannot rely on period to period comparisons of our results of operations as an indication of future performance.

To date, we have derived most of our revenues from the sale of portable consumer electronics products. We expect future revenues will primarily be generated from our proprietary sound reproduction and other electronic technologies, but there can be no assurance we will achieve substantial revenues from these technologies. If we do not achieve substantial revenues from these technologies, you may not be able to rely on period to period comparisons of our results of operations as an indication of future performance.

We do not have the ability to predict future operating results. Our quarterly and annual revenues will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our revenue expectations.

Our historical revenues derived almost exclusively from portable consumer products, and we expect a majority of future revenues to be generated from our sound reproduction technologies. Revenues from our sound reproduction technologies are expected to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

•	our ability to develop and license our sound reproduction technologies or our ability to supply components to customers, distributors or OEMs;

•	market acceptance of and changes in demand for products of our licensees;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products and OEM products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	the timing of new technological advances, product announcements or introductions by us, by our licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	production delays by customers, distributors, OEMs or by us or our suppliers;

•	seasonal fluctuations in sales;

•	the conditions of other industries, such as military and commercial industries, into which our technologies may be licensed;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices; and

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling.

Some or all of these factors could adversely affect demand for OEM products incorporating our sound reproduction technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales or license revenue shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Our expenses may vary from period to period, which could affect quarterly results and our stock price.

If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations would be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

•	the timing and extent of our research and development efforts;

•	the extent of marketing and sales efforts to promote our technologies; and

•	the timing of personnel and consultant hiring.

Sound reproduction markets are subject to rapid technological change, so our success will depend on our ability to develop and introduce new technologies.

Technology and standards in the sound reproduction markets evolve rapidly, making timely and cost-effective product innovation essential to success in the marketplace. The introduction of products with improved technologies or features may render our technologies obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our technologies do not perform well, our business and financial condition will be adversely affected. The life cycles of our technologies are difficult to estimate, particularly those such as HSS and HIDA for which there are no established markets. As a result, our technologies, even if successful, may become obsolete before we recoup our investment.

Our HSS technology is subject to government regulation, which could lead to unanticipated expense or litigation.

Our HyperSonic Sound technology emits ultrasonic vibrations, and as such is regulated by the Food and Drug Administration. In the event of certain unanticipated defects in an HSS product, a licensee or we may be required to comply with FDA requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a licensee or us. Any regulatory impediment to full commercialization of our HSS technology, or any of our other technologies, could adversely affect our results of operations. For a further discussion of the regulation of our HSS technology, see Part I, Item 1 of our Annual Report on Form 10-K, under the heading “Government Regulation.”

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

Technological competition from other and longer established electronic and loudspeaker manufacturers are significant and expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Commercialization of our sound technologies depends on collaborations with other companies. If we are not able to maintain or find collaborators and strategic alliance relationships in the future, we may not be able to develop our sound technologies and products.

As we do not have the production, marketing and selling resources to commercialize our products on our own, our strategy is to establish business relationships with leading participants in various segments of the electronics and sound reproduction markets to assist us in producing, marketing and selling products that include our sound technologies.

Our success will therefore depend on our ability to maintain or enter into new strategic arrangements with partners on commercially reasonable terms. If we fail to enter into such strategic arrangements with third parties, our financial condition, results of operations, cash flows and business prospects will be adversely affected. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our sound and other technologies.

We are dependent on outside suppliers, including HST, Inc. Disruptions in supply could adversely affect us.

We have developed a strategic manufacturing relationship with HST, Inc. providing for sub-contract manufacturing of our HSS and NeoPlanar products. The loss or disruption of HST, Inc. as a supplier could have a negative impact on our financial condition and results of operations. We also have a manufacturing arrangement with Amtec Manufacturing for our PureBass subwoofer units. These are sole supplier arrangements, and the loss or a disruption of supply could have a negative impact on our ability to introduce these technologies in volume. Once introduced in volume, the loss or disruption of supply could reduce future revenues, adversely affecting financial condition and results of operations.

Any inability to adequately protect our proprietary technologies could harm our competitive position.

We are heavily dependent on patent protection to secure the economic value of our technologies. We have both issued and pending patents on our sound reproduction technologies and we are considering additional patent applications. Patents may not be issued from some or all of our pending applications. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Issued patents may be challenged or invalidated. Further, we may not receive patents in all countries where our products can be sold or licensed. Our competitors may also be able to design around our patents. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against us. Third parties may charge that our technologies or products infringe their patents or proprietary rights. Problems with patents or other rights could potentially increase the cost of our products, or delay or preclude our new product development and commercialization. If infringement claims against us are deemed valid, we may be forced to obtain licenses, which might not be available on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect our future patent and/or technology license positions, or to defend against infringement claims. A successful challenge to our sound technology could have a negative effect on our business prospects.

If our key employees do not continue to work for us, our business will be harmed because competition for replacements is intense.

Our performance is substantially dependent on the performance of our executive officers and key technical employees, including Elwood G. Norris, our CEO. We are dependent on our ability to retain and motivate high quality personnel, especially highly skilled technical personnel. Our future success and growth also depend on our continuing ability to identify, hire, train and retain other highly qualified technical, managerial and sales personnel. Competition for such personnel is intense, there can be no assurance that we will be able to attract, assimilate or retain other highly qualified technical, managerial or sales personnel in the future. The inability to attract and retain the necessary technical, managerial or sales personnel could cause our business, operating results or financial condition to suffer.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock without further action by our stockholders. If we issue additional preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our convertible subordinated note financing may result in dilution to our common stockholders.

Dilution of the per share value of our common shares could result from the conversion of most or all of the convertible subordinated notes we sold in September and October of 2001. Holders of these notes may convert the principal balance of these notes and all accrued interest into shares of our common stock at a conversion price of $2.00. The conversion price may be adjusted downward if we sell securities for less than an effective price of $2.00 per share. We have the right to require conversion of the notes after our stock trades above $5.00 per share for five consecutive trading days and we have an effective registration statement for the resale of the conversion shares. We intend to exercise this right as soon as we are able. In addition, the purchasers in these transactions received warrants to purchase one common share for each $2.00 in note principal purchased. The exercise price is $2.00 per share, subject to downward adjustment if we sell securities for less than an effective price of $2.00 per share. We initially issued $2.025 million in principal amount of convertible subordinated notes, which as of November 11, 2002 were convertible into an aggregate of 1,147,134 common shares and 1,012,500 warrants, all of which are outstanding. The 12% convertible subordinated notes are due December 31, 2003, and accrue interest at 12% per annum.

Holders of our common stock could experience substantial dilution form the conversion of the convertible subordinated notes and exercise of the related warrants. In the event the conversion or exercise price is lower than the actual trading price on the day of conversion or exercise, the holder could immediately sell all of its converted common shares and exercised warrant shares, which would have a dilutive effect on the value of the outstanding common shares. Even the mere perception of eventual sales of common shares issued on the conversion of the convertible subordinated notes or exercise of the related warrants could lead to a decline in the trading price of our common stock.

Our Series D Preferred Stock financing may result in dilution to our common stockholders. The holders of Series D Preferred Stock will receive more common shares on conversion if the market price of our common stock declines.

Dilution of the per share value of our common shares could result from the conversion of most or all of the Series D Preferred Stock we sold in May 2002. There are currently outstanding 235,400 shares of our Series D Preferred Stock. The holders of our outstanding shares of Series D Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $4.50 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate could not however be lower than $4.50 before December 31, 2002, and cannot be lower than $2.00 after December 31, 2002. The $2.00 floor price may however be adjusted downward if we sell securities for less than an effective price of $2.00 per share. Accordingly, the outstanding 235,400 shares of Series D Preferred Stock are presently convertible into an aggregate of 539,621 common shares. In addition, the purchasers in these transactions received warrants to purchase 2.2 common shares for each share of Series D Preferred Stock purchased. The exercise price of the warrants is $4.50 per share, subject to downward adjustment if we sell securities for less than an effective price of $4.50 per share. We may call the Series D Preferred Stock for conversion if the market price of the common stock exceeds $9.50 per share for ten consecutive trading days and we have an effective registration statement for the resale of the conversion shares.

Holders of our common stock could experience substantial dilution from the conversion of the Series D Preferred Stock and exercise of the related warrants. As a result of the floating conversion price, the holders of Series D Preferred Stock will receive more common shares on conversion if the price of our common shares declines. To the extent that the Series D stockholders convert and then sell their common shares, the common stock price may decrease due to the additional shares in the market. This could allow the Series D stockholders to receive greater amounts of common stock, the sales of which would further depress the stock price. Furthermore, the significant downward pressure on the trading price of our common stock as Series D Preferred Stock and related warrant holders convert or exercise these securities and sell the common shares received could encourage short sales by the holders of Series D Preferred Stock and the related warrants, or other stockholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series D Preferred Stock or exercise of the related warrants could lead to a decline in the trading price of our common stock.

Our stock price is volatile and may continue to be volatile in the future.

Our common stock trades on the NASDAQ Small Cap Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	developments concerning our sound reproduction technologies;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the consumer electronics market;

•	announcements of merger or acquisition transactions; and

•	other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock.

The following table sets forth certain information as of November 11, 2002 with respect to the following selling stockholders:

•	stockholders who invested in our 12% convertible subordinated promissory notes; and

•	stockholders who invested in our Series D Preferred Stock.

Each of the selling stockholders received warrants in connection with their respective purchases.

The actual number of shares that may be obtained by the selling stockholders on conversion of convertible subordinated promissory notes and the conversion of Series D Preferred Stock may be less than the amounts listed next to their names depending on the date of conversion, and in the case of the Series D Preferred Stock, the market price of our stock at the conversion date. Thus, the number of shares that may be sold by the selling stockholders may be less than the number of shares listed in the following table.

With respect to the convertible subordinated notes, we are registering a number of shares issuable upon conversion of the principal balance of the notes plus shares issuable upon conversion of interest on the notes assuming the notes are held to the December 31, 2003 end of their term. The actual number of shares of common stock issuable for interest may be less if conversion occurs prior to the due date. Holders of these notes may convert the principal balance of these notes and all accrued interest into shares of our common stock at a conversion price of $2.00. The conversion price may be adjusted downward if we sell securities for less than an effective price of $2.00 per share. We have the right to require conversion of the notes after our stock trades above $5.00 per share for five consecutive trading days and we have an effective registration statement for the resale of the conversion shares. We intend to exercise this right as soon as we are able.

With respect to the Series D Preferred Stock, we are registering a number of shares issuable upon conversion of an aggregate of 235,400 shares of Series D Preferred Stock assuming a conversion price of $2.00 per share and assuming the shares are held to the March 31, 2006 end of their term. The holders of our outstanding shares of Series D Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $4.50 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate could not however be lower than $4.50 before December 31, 2002, and cannot be lower than $2.00 after December 31, 2002. The $2.00 floor price may however be adjusted downward if we sell securities for less than an effective price of $2.00 per share.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 14,354,476 shares of common stock outstanding as of November 11, 2002. The footnotes in the following table include the principal balance of the convertible subordinated notes issued to each selling stockholder and the number of shares of Series D Preferred Stock owned of record by each selling stockholder.

Selling Stockholder	Common Stock Underlying Convertible Subordinated Note		Common Stock Underlying Common Stock Warrant	Common Stock Underlying Series D Preferred Stock		Common Stock Underlying Common Stock Warrant	Total Common Stock Beneficially Owned Before Offering		Maximum Number of Shares Offered Hereby	Shares of Common Stock Beneficially Owned After Offering
	(1)		(2)	(3)		(4)	(5)		(6)
Name	Number		Number	Number		Number	Number		Number	Number	%
Allan F. Gossman	—		—	30,883	(31)	11,000	106,824		41,883	84,358	*
Bounty Limited Partnership	31,666		25,000	—		—	348,154	(22)	56,666	294,900	2.1%
Canusa Trading Ltd.	127,090		100,000	185,300		66,000	450,312	(19)	478,390	102,066	*
Carlisle Jones	63,364	(32)	50,000	—		—	161,467		113,364	54,925	*
Gayner Family Trust	63,331		50,000	—		—	176,377	(24)	113,331	69,868	*
Gerald L & Wilma S Ehrens Family Trust	—		—	30,883		11,000	28,466	(25)	41,883	6,000	*
Granite Capital II LP	—		—	29,259		10,421	489,166	(20)	39,680	467,882	3.3%
Granite Capital LP	—		—	217,808		77,579	626,330	(21)	295,387	467,882	3.3%
Horacek Family Trust	—		—	15,441		5,500	15,833	(26)	20,941	4,600	*
James C Zolin and Josephine M Zolin	63,446		50,000	33,354		11,880	352,888	(10)	158,680	222,000	1.5%
James C. Zolin	15,861		12,500	—		—	248,656	(8)	28,361	222,000	1.5%
Josephine M. Zolin	15,861		12,500	—		—	248,656	(9)	28,361	222,000	1.5%
Clifford E. Koerner & Kathy L Koerner, JTWROS	—		—	27,795	(33)	—	223,320		27,795	213,000	1.5%
James Koerner	18,999	(34)	15,000	—		1,980	40,632		35,979	6,700	*
Jerry Koerner	18,999	(35)	15,000	—		1,980	38,932		35,979	5,000	*
Mary Paiz	18,999	(36)	15,000	—		1,980	33,932		35,979	—	*
Roman Koerner	18,999	(37)	15,000	—		1,980	33,932		35,979	—	*
Vernon Koerner	18,999	(38)	15,000	—		1,980	33,932		35,979	—	*
Jaron Summers and Kathleen Dahlberg, JTWROS	—		—	15,441	(39)	5,500	11,233		20,941	—	*
Jerry E Polis Family Trust	158,862		125,000	154,416		55,000	541,381	(12)	493,278	162,241	1.1%
John C. Roemer	—		—	123,533	(40)	44,000	249,866		167,533	160,000	1.1%
Leonard M Teninbaum Keogh Account	190,290		150,000	157,505		56,100	506,817	(11)	553,895	72,143	*
Michael E. Spencer	—		—	30,883		11,000	110,841	(17)	41,883	88,375	*
NGHK Holdings, LLC	158,863		125,000	61,766		22,000	311,741	(27)	367,629	—	*
Norris Family 1997 Trust(7)	158,863		125,000	—		—	3,826,942	(23)	283,863	3,560,134	24.6%
Palermo Trust	—		—	61,766		22,000	262,878	(13)	83,766	195,479	1.4%
Sunrise Management, Inc. Proft Sharing Plan	—		—	30,883		11,000	262,878	(14)	41,883	195,479	1.4%
R. Kirk Avery	—		—	61,766	(41)	22,000	88,383		83,766	43,450	*
Richard G. & Mary E. Daniels Family Trust	31,723		25,000	—		—	173,312	(28)	56,723	120,000	*
Stifel, Nicolaus Custodian for Jonathan A. Berg	31,772		25,000	61,766		22,000	354,379	(18)	140,538	156,085	1.1%
Veech Trust	—		—	61,766		22,000	60,532	(29)	83,766	15,599	*
Victor Gabourel	15,837		12,500	—		—	61,131	(30)	28,337	34,500	*
Wayne & Barbara Opperman	63,446		50,000	—		—	150,642	(15)	113,446	44,000	*
Wayne Opperman	—		—	61,766		22,000	88,933	(16)	83,766	44,000	*

	1,285,270		1,012,500	1,453,980		517,880			4,269,630

*	Less than one percent
(1)
Represents shares of common stock issuable upon the conversion of convertible subordinated promissory notes, the aggregate principal balance of which is $2,025,000. This column also includes shares issuable upon conversion of interest on the notes assuming the notes are held to the end of their term to

December 31, 2003. The aggregate value of such interest is $545,556. The actual number of shares of common stock issuable for interest may be less if conversion occurs prior to the due date. The principal and interest amount of each note may at the election of the note holder be converted one or more times into fully paid and nonassessable shares of our common stock, at a price of $2.00 per share. We may call the promissory notes for conversion if the market price of our stock exceeds $5.00 per share for five days and certain conditions are met.

(2)
Includes 1,012,500 shares of common stock issuable upon exercise of warrants issued to the purchasers of the promissory notes. The warrants are exercisable at $2.00 per common share, subject to adjustment, at any time until September 30, 2006.

(3)
Represents shares of common stock issuable upon the conversion of an aggregate of 235,400 shares of Series D Preferred Stock beneficially owned by such persons assuming the conversion price is $2.00 per share and the shares are held to the end of their term, March 31, 2006. The conversion value of the Series D Preferred Stock is convertible one or more times into fully paid shares of common stock at a conversion price which is the lower of (i) $4.50 per share or (ii) 90% of the volume weighted average market price for the five days prior to conversion, but in no event less than $2.00 per share, subject to adjustment. The conversion value of the Series D Preferred Stock is the original purchase price, increased by 6% per year from May 3, 2002. The actual number of shares of common stock issuable upon conversion of the Series D Preferred Stock may be less than that set forth in the chart depending on when conversion occurs.

(4)
Includes 517,880 shares of common stock issuable upon exercise of warrants issued to the purchasers of Series D Preferred Stock. The warrants are exercisable at $4.50 per common share, subject to adjustment at any time until March 31, 2007.

(5)
Includes shares of common stock issuable on conversion of the promissory notes and exercise of the warrants (see Notes 1 and 2) and the shares of common stock on conversion of the Series D Preferred Stock and exercise of the warrants (see Notes 3 and 4) computed with interest and dividends through November 11, 2002 and at the conversion prices in effect at such date.

(6)
Includes shares of common stock that the selling stockholders may have the right to acquire pursuant to the exercise of warrants, the conversion of convertible subordinated promissory notes and the conversion of Series D Preferred Stock. The actual number of shares obtained on conversion of convertible subordinated promissory notes and the conversion of Series D Preferred Stock may be less than the number listed depending on the date of conversion and the market price of our stock at the conversion date.

(7)
Mr. Edward G. Norris is a trustee of the Norris Family Trust and has been one of our directors since August 1990, and has served as our CEO since October 2000. He was also our Chief Technology Office until December 2000.

(8)	Includes shares held by and together with Josephine Zolin. The convertible subordinated note issued to Josephine Zolin has a principal balance of 25,000.
(9)	Includes shares held by and together with James Zolin. The convertible subordinated note issued to James Zolin has a principal balance of 25,000.
(10)
Includes shares held by James Zolin and Josephine Zolin separately. The convertible subordinated note issued to the selling stockholder has a principal balance of 100,000 and the selling stockholder is the record owner of 5,400 shares of Series D Preferred Stock.

(11)
Includes shares held by Leonard M. Teninbaum. Mr. Leonard M. Teninbaum is trustee of Leonard M. Teninbaum Keogh Account, and is believed by the Company to have sole voting and investment power with respect to the securities held. The convertible subordinated note issued to the selling stockholder has a principal balance of 300,000 and the selling stockholder is the record owner of 25,500 shares of Series D Preferred Stock.

(12)
Includes shares held by Jerry E. Polis, Charlotte Polis, Davric Corporation, Polis Family LLC, JEP Leasing LLC and individual IRA accounts of Jerry E. and Charlotte Polis. Also includes warrants to purchase 7,500 common shares. Mr. Jerry E. Polis is trustee of Jerry E. Polis Family Trust, and is believed by the Company to have shared voting and investment power with his spouse with respect to the securities held by Jerry E. Polis Family Trust. The convertible subordinated note issued to the selling stockholder has a principal balance of 250,000 and the selling stockholder is the record owner of 25,000 shares of Series D Preferred Stock.
(13)
Includes shares held by Sunrise Management, Inc. Profit Sharing Plan and options exercisable within 60 days of November 11, 2002 on 25,000 common shares and warrants to purchase 100,000 common shares held by Sunrise Capital, Inc. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by the Company to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The selling stockholder is the record owner of 5,000 shares of Series D Preferred Stock

(14)
Includes shares held by Palermo Trust and options exercisable within 60 days of November 11, 2002 on 25,000 common shares and warrants to purchase 100,000 common shares held by Sunrise Capital, Inc. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by the Company to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The selling stockholder is the record owner of 10,000 shares of Series D Preferred Stock.

(15)	Includes shares held by Wayne Opperman separately. The convertible subordinated note issued to the selling stockholder has a principal balance of 100,000.
(16)	Includes shares held with Barbara Opperman. 10,000 shares of Series D Preferred Stock are owned of record by the selling stockholder.
(17)	Includes options to purchase 79,375 common shares exercisable within 60 days of November 11, 2002. 5,000 shares of Series D Preferred Stock are owned of record by the selling stockholder.
(18)
Includes shares held by Jonathan Berg, Jackson Strategic, Inc., Berg Capital Corp and Chelsea Partners. Also includes warrants to purchase 50,000 common shares held by Jonathan Berg, warrants to purchase 50,000 common shares and options to purchase 30,000 common shares held by Jackson Strategic, Inc. Shares owned after the offering assuming the sale of 100,000 warrants as described in the table below. The convertible subordinated note issued to the selling stockholder has a principal balance of 50,000 and the selling stockholder is the record owner of 10,000 shares of Series D Preferred Stock.

(19)
Includes warrants exercisable for 12,500 common shares. Mr. W.A. Manuel is President of Canusa Trading Ltd., and is believed by the Company to have sole voting and investment power with respect to the securities held. The convertible subordinated note issued to the selling stockholder has a principal balance of 200,000 and the selling stockholder is the record owner of 30,000 shares of Series D Preferred Stock.

(20)	Includes shares held by Granite Capital LP, Granite Capital Overseas and Granum Value Mutual Fund. 35,263 shares of Series D Preferred Stock are owned of record by the selling stockholder.
(21)	Includes shares held by Granite Capital II LP, Granite Capital Overseas and Granum Value Mutual Fund. 4,737 shares of Series D Preferred Stock are owned of record by the selling stockholder.
(22)
Includes options exercisable within 60 days of November 11, 2002 to purchase 20,900 common shares. Robert Putnam and Melody Putnam are believed by the Company to have shared voting and investment power with respect to the securities held. The convertible subordinated note issued to Bounty Limited Partnership has a principal balance of 50,000.

(23)
Includes options exercisable within 60 days of November 11, 2002 to purchase 96,000 common shares. Elwood G. Norris is believed by the Company to have sole voting and investment power with respect to the securities held. The convertible subordinated note issued to the selling stockholder has a principal balance of 250,000.

(24)
Michael Gayner and Christine Gayner are believed by the Company to have shared voting and investment power with respect to the securities held. The convertible subordinated note issued to Gayner Family Trust has a principal balance of 100,000.

(25)
Gerald L. Ehrens and Wilma S. Ehrens are believed by the Company to have shared voting and investment power with respect to the securities held. 5,000 shares of Series D Preferred Stock are owned of record by the selling stockholder.

(26)
Anthony J. Horacek is believed by the Company to have sole voting and investment power with respect to the securities held. 2,500 shares of Series D Preferred Stock are owned of record by the selling stockholder.

(27)
Kwok Hung Ng is believed by the Company to have sole voting and investment power with respect to the securities held. The convertible subordinated note issued to the selling stockholder has a principal balance of 250,000 and the selling stockholder is the record owner of 10,000 shares of Series D Preferred Stock.

(28)
Includes warrants to purchase 30,000 common shares. Richard G. Daniels and Mary E. Daniels are believed by the Company to have shared voting and investment power with respect to the securities held. The convertible subordinated note issued to the selling stockholder has a principal balance of 50,000.

(29)
Includes warrants to purchase 5,000 common shares. Bryan I. Pickering is the trustee of Veech Trust and is believed by the Company to have sole voting and investment power with respect to the securities held. 10,000 shares of Series D Preferred Stock are owned of record by the selling stockholder.

(30)	Includes warrants to purchase 5,000 common shares. The convertible subordinated note issued to the selling stockholder has a principal balance of 25,000.
(31)	5,000 shares of Series D Preferred Stock are owned of record by Allan F. Gossman.
(32)	The convertible subordinated note issued to Carlisle Jones has a principal balance of 100,000.
(33)	4,500 shares of Series D Preferred Stock are owned of record by Clifford E. Koerner & Kathy L. Koerner, JTWROS.
(34)	The convertible subordinated note issued to James Koerner has a principal balance of 30,000.
(35)	The convertible subordinated note issued to Jerry Koerner has a principal balance of 30,000.
(36)	The convertible subordinated note issued to Mary Paiz has a principal balance of 30,000.
(37)	The convertible subordinated note issued to Roman Koerner has a principal balance of 30,000.
(38)	The convertible subordinated note issued to Vernon Koerner has a principal balance of 30,000.
(39)	2,500 shares of Series D Preferred Stock are owned of record by Jaron Summers and Kathleen Dahlberg, JTWROS.
(40)	20,000 shares of Series D Preferred Stock are owned of record by John C. Roemer.
(41)	10,000 shares of Series D Preferred stock are owned of record by R. Kirk Avery.

The following table sets forth certain information as of November 11, 2002 with respect to selling stockholders who acquired warrants to purchase our common stock in certain transactions not related to the sale of the convertible subordinated promissory notes or the sale of our Series D Preferred Stock. These warrants were issued for financial advisory services.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 14,354,476 shares of common stock outstanding as of November 11, 2002.

Selling Stockholder	Common Stock Beneficially Owned Before Offering		Common Stock Underlying Common Stock Warrant		Maximum Number of Shares Offered Hereby		Shares of Common Stock Beneficially Owned After Offering
Name	Number		Number		Number		Number		%
Jonathan Berg	353,508	(3)	50,000	(1)	50,000	(1)	156,085	(3)	1.1%
Jackson Strategic, Inc.	353,508	(4)	50,000	(2)	50,000	(2)	156,085	(4)	1.1%

*	Less than one percent
(1)
These shares are issuable upon the exercise of warrants at an exercise price of $16 per share. The warrants were granted to the selling stockholder on May 13, 1998 and are exercisable until May 12, 2003. The warrants were acquired as compensation for consulting services provided by the selling stockholder to us.

(2)
These shares are issuable upon the exercise of warrants at an exercise price of $10 per share. The warrants were granted to the selling stockholder on January 5, 1999 and are exercisable until January 5, 2004. The warrants were acquired as compensation for consulting services provided by the selling stockholder to us. Jonathan Berg is believed by the Company to have sole voting and investment power with respect to the securities held.

(3)
Includes shares held by Nicolaus Stifel, Custodian for Jonathan Berg IRA, Jackson Strategic, Inc., Jonathan Berg, Berg Capital Corp and Chelsea Partners. Shares owned after the offering include the sale of shares of common stock on conversion of the promissory notes and exercise of the warrants and the shares of common stock on conversion of the Series D Preferred Stock and exercise of the warrants as described in the first table above.

(4)
Includes shares held by Nicolaus Stifel, Custodian for Jonathan Berg IRA, Jonathan Berg, Berg Capital Corp and Chelsea Partners. Shares owned after the offering include the sale of shares of common stock on conversion of the promissory notes and exercise of the warrants and the shares of common stock on conversion of the Series D Preferred Stock and exercise of the warrants as described in the first table above.

The following table sets forth certain information as of November 11, 2002 with respect to selling stockholders who acquired shares of our common stock on July 29, 2002 as earn-out consideration in connection with our purchase of technology rights from these selling stockholders in April 2000.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 14,354,476 shares of common stock outstanding as of November 11, 2002.

Selling Stockholder	Common Stock Beneficially Owned Before Offering		Maximum Number of Shares Offered Hereby	Shares of Common Stock Beneficially Owned After Offering
Name	Number		Number	Number	%
Stephen M. Williams	192,750	(1)	25,000	167,750	1.2%
David Graebener	182,750	(1)	25,000	157,750	1.1%

(1)	Includes options exercisable within 60 days of November 11, 2002 on 108,750 common shares.

Except as indicated above, none of the selling stockholders in the above tables has had any material relationship other than as an employee or consultant, with us or any of our predecessors or affiliates within the last three years.

PLAN OF DISTRIBUTION

The selling stockholders may offer these shares for sale in one or more of the following transactions (which may include block transactions):

•	in the Nasdaq Small Cap Market;

•	in transactions other than in the Nasdaq Small Cap Market; or

•	in a combination of any such transactions.

The selling stockholders may sell shares at prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares to or through underwriters, brokers or dealers, who may receive compensation in the form of discounts or commissions from the selling stockholders and who may receive commissions from the purchasers of shares for whom they may act as agent.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states.

We will pay all the expenses incident to the registration, offering and sale of these shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will not receive any proceeds from the sale of any of these shares by the selling stockholders.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of them, and any profits received on the resale of the shares underlying the warrants granted to them, may be deemed to be underwriting commissions or discounts under the Securities Act.

LEGAL MATTERS

Procopio, Cory, Hargreaves & Savitch LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements and schedules of the registrant incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report thereon, which contains an explanatory paragraph relating to our ability to continue as a going concern, included in our Annual Report on Form 10-K for the year ended September 30, 2002, incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http:\\www.sec.gov.”

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

Annual Report on Form 10-K for the year ended September 30, 2002 filed with the SEC on December 23, 2002;

Current Reports on Form 8-K filed with the SEC on October 7, 2002 and October 15, 2002; and

Registration Statement on Form 10-SB, which includes a description of our common stock.

All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

American Technology Corporation
13114 Evening Creek Drive South
San Diego, CA 92128
Attn: Secretary
(858) 679-2114

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

4,419,630 SHARES

AMERICAN TECHNOLOGY CORPORATION

COMMON STOCK

January     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

SEC Registration Fee	$1,739.01
Legal fees and expenses	$20,000.00
Accounting fees and expenses	$10,000.00

Total	$31,739.01

Item 15.    Indemnification of Directors and Officers.

As permitted by Delaware law, our Certificate of Incorporation provides that the we will indemnify our officers, directors, employees and agents against attorneys’ fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Pursuant to the General Corporation Law of Delaware, our Certificate of Incorporation excludes personal liability on the part of its directors to the Company for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 174 of the General Corporation Law of Delaware, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws.

Item 16.    Exhibits.

(a)  Exhibits.

Exhibit No.	Description

4.1	Certificate of Designations of Series D Preferred Stock filed with Delaware on May 3, 2002, incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2002.

4.2
Form of Stock Purchase Warrant exercisable until March 31, 2007 granted to investors for an aggregate of 517,880 common shares (individual warrants differ as to holder, number of shares and issuance date), incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2002.

4.3
Form of 12% Convertible Subordinated Promissory Note aggregating $2,025,000 granted to accredited investors (individual notes differ as to holder, amount and issuance date) incorporated by reference to Exhibit 4.1 on Form 8-K dated October 12, 2001.

Exhibit No.	Description

4.4
Form of Stock Purchase Warrant exercisable until September 30, 2006 granted to accredited investors for an aggregate of 1,012,500 common shares (individual warrants differ as to holder, number of shares and issuance date) incorporated by reference to Exhibit 4.12 on Form 8-K dated October 12, 2001.

5.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP.*

10.1	Stock and Warrant Purchase Agreement dated May 3, 2002, incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2002.

10.2	Amendment No. 1 To Series D Preferred Stock And Warrant Purchase Agreement dated July 3, 2002, incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2002.

10.3	Amendment to 12% Convertible Subordinated Promissory Note, incorporated by reference to Exhibit 10.12.1 to Form 10-K for the year ended September 30, 2002.

23.1	Consent of BDO Seidman, LLP, independent certified public accountants.*

23.2	Consent of Procopio, Cory, Hargreaves & Savitch LLP Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to Page II-5.(1)

*	Filed herewith.
(1)	Previously filed.

Item 17.    Undertakings.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of American Technology Corporation pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of American Technology Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 6, 2003.

AMERICAN TECHNOLOGY CORPORATION

By:	/s/ ELWOOD G. NORRIS
Elwood G. Norris Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ELWOOD G. NORRIS Elwood G. Norris	Chief Executive Officer and Director (Principal Executive Officer)	January 6, 2003

* Renee Warden	Chief Accounting Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	January 6, 2003

* Terry Conrad	President and Director	January 6, 2003

* Richard M. Wagner	Director	January 6, 2003

* David J. Carter	Director	January 6, 2003

* O’Connell J. Benjamin	Director	January 6, 2003

* Daniel Hunter	Director	January 6, 2003

*	By Elwood G. Norris as attorney-in-fact.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Certificate of Designations of Series D Preferred Stock filed with Delaware on May 3, 2002, incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2002.

4.2
Form of Stock Purchase Warrant exercisable until March 31, 2007 granted to investors for an aggregate of 517,880 common shares (individual warrants differ as to holder, number of shares and issuance date), incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2002.

4.3
Form of 12% Convertible Subordinated Promissory Note aggregating $2,025,000 granted to accredited investors (individual notes differ as to holder, amount and issuance date) incorporated by reference to Exhibit 4.1 on Form 8-K dated October 12, 2001.

4.4
Form of Stock Purchase Warrant exercisable until September 30, 2006 granted to accredited investors for an aggregate of 1,012,500 common shares (individual warrants differ as to holder, number of shares and issuance date) incorporated by reference to Exhibit 4.12 on Form 8-K dated October 12, 2001.

5.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP.*

10.1	Stock and Warrant Purchase Agreement dated May 3, 2002, incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2002.

10.2	Amendment No. 1 To Series D Preferred Stock And Warrant Purchase Agreement dated July 3, 2002, incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2002.

10.3	Amendment to 12% Convertible Subordinated Promissory Note, incorporated by reference to Exhibit 10.12.1 to Form 10-K for the year ended September 30, 2002.

23.1	Consent of BDO Seidman, LLP, independent certified public accountants.*

23.2	Consent of Procopio, Cory, Hargreaves & Savitch LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to Page II-5.(1)

*	Filed herewith.
(1)	Previously filed.